                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                    KFx Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common stock, $.001 Par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   48245L 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   May 1, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /    Rule 13d-1(b)
         /X/    Rule 13d-1(c)
         / /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8
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CUSIP NO.  48245L 10  7                 13G                       Page 2 of 8

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Landrica Development Company
           46-0379669
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)  / /
           (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

           South Dakota
--------------------------------------------------------------------------------
   NUMBER OF
                                    5   SOLE VOTING POWER
    SHARES                               3,300,000
                                    --------------------------------------------
 BENEFICIALLY                       6   SHARED VOTING POWER

   OWNED BY                                -0-
                                    --------------------------------------------
     EACH                           7   SOLE DISPOSITIVE POWER

   REPORTING                               3,300,000
                                    --------------------------------------------
    PERSON                          8   SHARED DISPOSITIVE POWER

     WITH                                  -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,300,000
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               12.6%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

           CO

--------------------------------------------------------------------------------

CUSIP NO.  48245L 10 7               13G                            Page 3 of 8

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Wyodak Resources Development Company
           46-0249273
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a)  / /
           (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
 NUMBER OF                           5   SOLE VOTING POWER

  SHARES                                        3,300,000
                                     -------------------------------------------
BENEFICIALLY                         6   SHARED VOTING POWER

 OWNED BY                                       -0-
                                     -------------------------------------------
   EACH                              7   SOLE DISPOSITIVE POWER

 REPORTING                                      3,300,000
                                     -------------------------------------------
  PERSON                             8   SHARED DISPOSITIVE POWER

   WITH                                         -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,300,000
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.6 %
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

CUSIP NO. 48245L 10 7                 13G                            Page 4 of 8

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Black Hills Corporation
           46-0111677

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)  / /
           (b)  / /
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

           South Dakota

--------------------------------------------------------------------------------

       NUMBER OF                        5      SOLE VOTING POWER

        SHARES                                       3,300,000
                                        ----------------------------------------
      BENEFICIALLY                      6      SHARED VOTING POWER

       OWNED BY                                      -0-
                                        ----------------------------------------
         EACH
                                        7      SOLE DISPOSITIVE POWER
      REPORTING
                                                     3,300,000
                                        ----------------------------------------
        PERSON
                                        8      SHARED DISPOSITIVE POWER
         WITH
                                                     -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,300,000
---------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

---------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.6%
---------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

           CO
---------------------------------------------------------------------------------

CUSIP NO. 48245L 10 7               13G                              Page 5 of 8


ITEM 1.    (a)      NAME OF ISSUER:   KFx Inc.

           (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    1999 Broadway, Suite 3200
                    Denver, Colorado 80202

ITEM 2.    (a)      NAME OF PERSONS FILING:

                    Landrica Development Company ("Landrica"), Wyodak Resources Development Corp. ("Wyodak") and Black Hills Corporation ("Black Hills"). Landrica is a wholly-owned subsidiary of Wyodak, and Wyodak is a wholly-owned subsidiary of Black Hills. Wyodak and Black Hills may be deemed to beneficially own the shares of KFx Inc. held by Landrica. Wyodak and Black Hills do not own any shares of KFx Inc. outside of Landrica.

           (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                    The business address of each of Landrica, Wyodak and Black Hills is P.O. Box 1400, 625 Ninth Street, Rapid City, South Dakota 57709.

           (c) CITIZENSHIP: Landrica and Black Hills are corporations organized under South Dakota law. Wyodak is a corporation organized under Wyoming law.

           (d)      TITLE OF CLASS OF SECURITIES:  Common Stock, par value $.001

           (e)      CUSIP NUMBER: 48245L 10 7

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), 13D-2(b) OR
           (c), CHECK WHETHER THE PERSON FILING IS A:

           Not Applicable

ITEM 4.    OWNERSHIP.

           (a)      Amount Beneficially Owned:     3,300,000 shares*

           (b)      Percent of Class:    12.6%

           (c) Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote:   3,300,000*

                  (ii)   shared power to vote or to direct the vote:  -0-

CUSIP NO. 48245L 10  7           13G                                 Page 6 of 8


                  (iii)  sole power to dispose or to direct the disposition of:
                         3,300,000*

                  (iv) shared power to dispose or to direct the disposition of: -0-

----------
* Includes 1,300,000 shares issuable upon exercise of stock warrants currently exercisable at an exercise price of $3.65 per share, subject to certain adjustments.

ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                    Not Applicable

ITEM 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON.

                    Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                    See Item 2(a) above.

ITEM 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    Not Applicable

ITEM 9.             NOTICE OF DISSOLUTION OF GROUP.

                    Not Applicable

ITEM 10.            CERTIFICATION.

                    By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit A    Joint Filing Agreement


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CUSIP NO. 48245L 10  7                13G                           Page 7 of 8


                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:     May 11, 2000               LANDRICA DEVELOPMENT
                                      COMPANY

                                      By:  /s/  Roxann R. Basham
                                          -----------------------------
                                             Roxann R. Basham
                                             Vice President Finance

                                      WYODAK RESOURCES
                                      DEVELOPMENT CORP.

                                      By:  /s/  Roxann R. Basham
                                          -----------------------------
                                             Roxann R. Basham
                                             Vice President Finance

                                      BLACK HILLS CORPORATION

                                      By:  /s/  Roxann R. Basham
                                          -----------------------------
                                             Roxann R. Basham
                                             Vice President Finance

CUSIP NO. 48245L 10 7                 13G                           Page 8 of 8

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

     This Joint Filing Agreement (this "Agreement") dated as of the 11th day of May, 2000, is by and between the undersigned parties.

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of KFx Inc., a Delaware corporation, and further agree that this Agreement be included as an exhibit to such joint filing (including amendments thereto).

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                              LANDRICA DEVELOPMENT COMPANY

                              By:  /s/  Roxann R. Basham
                                  -----------------------------------
                                  Roxann R. Basham
                                  Vice President Finance

                              WYODAK RESOURCES DEVELOPMENT CORP.

                              By:  /s/  Roxann R. Basham
                                  -----------------------------------
                                  Roxann R. Basham
                                  Vice President Finance

                                      BLACK HILLS CORPORATION

                              By:  /s/  Roxann R. Basham
                                  -----------------------------------
                                  Roxann R. Basham
                                  Vice President Finance